Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
(Supplementing Preliminary Prospectus, dated April 26, 2007)
Registration Statement No.: 333-140600
     On May 7, 2007, TomoTherapy Incorporated filed Amendment No. 7 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated April 26, 2007 that has been circulated to prospective investors in its common stock. The following summarizes certain disclosures in the prospectus included in Amendment No. 7 to the Registration Statement that update the disclosures in the preliminary prospectus. References below to “we,” “us,” “our” refer to TomoTherapy Incorporated.
Update Regarding First Quarter Results of Operations
     Although our financial statements for the quarter ended March 31, 2007 are not yet complete, the following information reflects our estimate of those results, based on currently available information. We estimate that revenues for the three months ended March 31, 2007 were between $50 million and $52 million, compared to revenues of $27.5 million for the three months ended March 31, 2006 and $59.6 million for the three months ended December 31, 2006. The decrease in revenues from our most recent prior quarter resulted primarily from the timing of installation and receipt of customers’ acceptance of the Hi Art in their facilities. We estimate that our gross margins for the three months ended March 31, 2007 were between 39% and 43%. We estimate that our income from operations for the three months ended March 31, 2007 was between $5.5 million and $7.5 million. As of March 31, 2007, we estimate that our backlog was approximately $162 million, the significant majority of which we expect to deliver in the next twelve months. Our results of operations for the most recent quarter were favorably impacted by higher average selling prices of the Hi Art due to increased international sales, which resulted in higher gross margins and operating margins than prior periods. We do not believe that the higher average selling prices will necessarily continue. As a result, we could experience substantial fluctuations in our quarterly operating results, including our gross margins and operating margins, in future periods.
     We have revised pages 4 and 43 to reflect this updated information.
Biographical information
     On page 77, the biography of Sam Leno, one of our directors, was revised to update Mr. Leno’s employment history.
Other
     On pages 101 and 102, we made revisions to the beneficial ownership and selling shareholder table to reflect an increase in the number of shares to be sold in the offering by Grey Ghost, LLC from 6,000 to 9,000. On page 119, we made a minor change to the number of shares of common stock and warrants to purchase shares of common stock, the holders of which are entitled to request that their shares be registered for resale under the Securities Act of 1933.
     We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other document we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 866-500-5408.